VF 4/1/05



05041438

AM 4-5-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 30 2005 WASHINGTON, D.C. 202

SEC FILE NUMBER
8- 33109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. F. Diessner Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2141 E. Highland Ave., Suite 160
(No. and Street)

Phoenix	AZ	85016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Diessner 602-954-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Epstein, Weber & Conover, PLC
(Name – *if individual, state last, first, middle name*)

8950 E. Raintree Dr. Ste. 200	Scottsdale	AZ	85260
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/6

OATH OR AFFIRMATION

I, Michael F. Diessner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. F. Diessner Securities Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Paula M. Martin

Notary Public

PAULA M. MARTIN
Notary Public - Arizona
Maricopa County
My Comm. Expires Jul 19,2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Statement of Cash Flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2005
WASH, D.C.
202
SECTION


NASD

February 28, 2005

Mr. Michael F. Diessner
President
M.F. Diessner Securities, Inc.
2141 E. Highland Avenue #160
Phoenix, AZ 85016

RE: M.F. Diessner Securities, Inc. Annual Audit Report

Dear Mr. Diessner:

This is in reference to your letter dated February 23, 2005, requesting an extension of time with which to file the Annual Audited Report for M.F. Diessner Securities, Inc., for the fiscal year ending December 31, 2004. Pursuant to the delegation of authority granted the NASD by the SEC, your request for an extension of time until March 31, 2005, is granted.

If you have any questions, do not hesitate to contact me or your Core Examiner, Larry Holzen, at (303) 446-3100.

Sincerely,

Lance J. Burkett
Supervisor of Examiners

cc: NASD Member Regulation System Support

Investor protection. Market integrity.

Denver District Office
370 17th Street
Suite 2900
Denver, CO
80202-5629

tel 303 446 3100
fax 303 620 9450
www.nasd.com

M.F. DIESSNER SECURITIES CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2004

M.F. DIESSNER SECURITIES CORP.

TABLE OF CONTENTS



Epstein Weber & Conover, PLC
Certified Public Accountants

8950 E. Raintree Dr., Suite 200
Scottsdale, AZ 85260
Phone 480-444-3424
Fax 480-444-3423

Independent Auditors' Report

To the Board of Directors
M.F. Diessner Securities Corp.:
Phoenix, AZ

We have audited the accompanying statement of financial condition of M.F. Diessner Securities Corp. at December 31, 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.F. Diessner Securities Corp. as of December 31, 2004 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purposes of forming an opinion on the financial statements taken as a whole. The information contained in the Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Epstein, Weber & Conover, P.L.C.

EPSTEIN, WEBER & CONOVER, P.L.C.
Scottsdale, Arizona
March 18, 2005

M.F. Diessner Securities Corp.
Statement Of Financial Condition
December 31, 2004

ASSETS:		
Cash	$	8,074
Prepaid expenses and other current assets		3,153
Deferred taxes (Note 3)		-
TOTAL ASSETS	$	11,227
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable	$	402
STOCKHOLDERS' EQUITY		
Common stock - no par value; 100 authorized shares; 100 shares issued and outstanding		100
Contributed capital		80,267
Accumulated deficit		(69,542)
Total stockholders' equity		10,825
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	11,227

The accompanying notes are an integral part of these financial statements.

M.F. Diessner Securities Corp.
Statement Of Operations
For the Year Ended December 31, 2004

REVENUES:		
Interest income	$	33
Other income		7,818
		7,851
EXPENSES:		
General and administrative		14,261
Net loss before income taxes		(6,410)
Income taxes (Note 3)		-
Net loss	$	(6,410)

The accompanying notes are an integral part of these financial statements.

M.F. Diessner Securities Corp.
Statement Of Changes In Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock		Contributed	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2003	100	$ 100	$ 74,767	$ (63,132)	$ 11,735
Capital contributions	-	-	5,500	-	5,500
Net loss	-	-	-	(6,410)	(6,410)
Balance at December 31, 2004	100	$ 100	$ 80,267	$ (69,542)	$ 10,825

The accompanying notes are an integral part of these financial statements.

M.F. Diessner Securities Corp.
Statement Of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (6,410)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in accounts receivable	6,864
Increase in prepaid expenses and other current assets	(295)
Decrease in accounts payable	(5,424)
Net cash used in operating activities	(5,265)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	5,500
Net increase in cash	235
CASH, beginning of year	7,839
CASH, end of year	$ 8,074

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

M.F. Diessner Securities Corp. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(1) provide that the Company does not hold funds or securities for, or owe money or securities to customers and promptly transmits all customer funds and securities. The Company earns commissions for introducing investors to various investment opportunities.

Revenue recognition:

Commission revenue is recognized on the date the investment is funded by the investor.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related to federal net operating loss carryforwards. A valuation allowance is established when it is more likely than not that the benefit of the deferred tax assets will not be realized.

2. RELATED PARTIES

The Company historically has received substantially all commission income from sales of investments in limited liability companies or limited partnerships. The manager of the limited liability companies and the general partner of the limited partnership is typically a related corporation, of which the stockholder and President are the sole stockholders of the Company.

2. RELATED PARTIES (Continued)

The related corporation provides the Company with office space and certain administrative services at a minimal cost. Office expenses of approximately $4,400 were billed to the Company in 2004 from the related entity.

3. INCOME TAXES

The Company has remaining net operating loss (NOL) carryforwards available of approximately $125,000 for federal income tax purposes to be carried forward to offset future taxable income of the Company. These net operating losses expire as follows:

Year		Amount
2005	$	59,000
2006		3,000
2007		8,000
2008		6,000
2009		6,000
2010		5,000
2011		5,000
2018		6,000
2019		6,000
2020		4,000
2021		6,000
2022		3,000
2023		2,000
2024		6,000
	$	125,000

A valuation allowance has been established as follows:

Deferred tax asset related to NOL carryforwards	$	49,000
Less valuation allowance		(49,000)
	$	-

The difference between the actual income tax provision and the amount computed based on income or loss before taxes multiplied by the statutory rate relates primarily to the valuation allowance. There were no material temporary differences in the year ended December 31, 2004.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of $7,672 which was $2,672 in surplus of its net capital requirements of $5,000.

M.F. Diessner Securities Corp.
Schedule 1
Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Total stockholders' equity from statement of financial condition	$ 10,825
Deductions:	
Prepaid expenses and other current assets	(3,153)
Net capital	7,672
Required net capital	5,000
Net capital surplus	$ 2,672

Statement pursuant to paragraph (d)(4) of rule 17a-5:

There are no material differences between the amount presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited Part II-A Focus Report of December 31, 2004.

M.F. Diessner Securities Corp.
Schedule 2
Information for Possession or Control Requirements Under Rule 15c3-3
And Computation for Determination of the Reserve Requirements of Rule 15c3-3
December 31, 2004

None. The Company is exempt from rule 15c3-3 pursuant to provisions of paragraph (k)(1) thereof.

* * * * * * * *



Epstein Weber & Conover, PLC
Certified Public Accountants

8950 E. Raintree Dr., Suite 200
Scottsdale, AZ 85260
Phone 480-444-3424
Fax 480-444-3423

Independent Auditors' Report on Internal Control

To the Board of Directors
M.F. Diessner Securities Corp.:
Phoenix, AZ

In planning and performing our audit of the financial statements and supplemental schedules of M.F. Diessner Securities Corp. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,

2) Recordation of differences required by rule 17a-13,

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. Due to the limited number of employees in the Company, segregation of duties cannot be achieved and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of M.F. Diessner Securities Corp. for the year ended December 31, 2004 and this report does not affect our report thereon dated March 18, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition described above, we believe that the

Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Epstein, Weber & Conover, P.L.C.

EPSTEIN, WEBER & CONOVER, P.L.C.
Scottsdale, Arizona
March 18, 2005